UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Catalyst Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

14888D208

(CUSIP Number)

Michael Torok

68 Mazzeo Drive

Randolph, Massachusetts 02368

Travis J. Wofford

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Tel: (713) 229-1234

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 29, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 14888D208
1.	Names of Reporting Persons JEC II Associates, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,550,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,550,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,550,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%*
14.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of April 29, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

2

CUSIP No. 14888D208
1.	Names of Reporting Persons The Heidi S. Shippell-Heiland 2008 Irrevocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 250,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 250,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%*
14.	Type of Reporting Person (See Instructions) OO

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of April 29, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

3

CUSIP No. 14888D208
1.	Names of Reporting Persons Michael Torok
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,505,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,505,000
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,505,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%*
14.	Type of Reporting Person (See Instructions) IN

(*)	All percentages calculated in this Schedule 13D are based upon an aggregate 31,477,053 shares of common stock outstanding as of April 29, 2022, as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

4

The following constitutes Amendment No. 1 (“Amendment No. 1”) to the Schedule 13D originally filed on June 21, 2022 (the “Schedule 13D”) with the Securities and Exchange Commission by JEC II Associates, LLC, a Delaware limited liability company (“JEC II”), The Heidi S. Shippell-Heiland 2008 Irrevocable Trust, a Delaware trust (the “Trust”), and Michael Torok (“Mr. Torok,” and, together with JEC II and the Trust, the “Reporting Persons”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Other than as set forth below, the Schedule 13D is unmodified. Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.

Item 4. Purpose of the Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On June 30, 2022, Mr. Torok contacted the Chief Executive Officer of the Issuer to discuss his views with respect the Issuer’s previously disclosed intention to distribute cash to stockholders as well as the ongoing Delaware Court of Chancery stockholder litigation and the contested Annual Meeting of Stockholders initiated by one of the Company’s stockholders, JDS1, LLC (“JDS1”). Mr. Torok suggested that the Issuer propose to JDS1 that the Issuer immediately distribute cash to its shareholders in exchange for an agreement from JDS1 to end its current stockholder litigation and withdraw its director nominations for the Issuer’s Annual Meeting of Stockholders.  Mr. Torok suggested the Issuer propose an immediate cash distribution of approximately $55 million (or approximately $1.75 per share of Common Stock).  Mr. Torok intends to continue to engage with members of the Issuer’s management team and other shareholders regarding the return of cash to shareholders in this or other amounts.

The information set forth in Item 6 of this Amendment No. 1 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5 of the Schedule 13D is hereby amended and restated as follows:

The aggregate percentage of the shares of Common Stock reported owned by each person named herein is based upon 31,477,053 shares of Common Stock outstanding as of April 29, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022, filed with the Securities and Exchange Commission on May 9, 2022.

I.	JEC II

a.	As of the date hereof, JEC II beneficially owns 1,550,000 shares of Common Stock, which are owned directly.

Percentage of Common Stock: Approximately 4.9%

b.	1. Sole power to vote or direct vote: 1,550,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,550,000

4. Shared power to dispose or direct the disposition: 0

II.	The Trust

a.	As of the date hereof, The Trust beneficially owns 250,000 shares of Common Stock, which are owned directly.

Percentage of Common Stock: Approximately 0.8%

b.	1. Sole power to vote or direct vote: 250,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 250,000

4. Shared power to dispose or direct the disposition: 0

III.	Mr. Torok

a.	As of the date hereof, Mr. Torok beneficially owns 2,505,000 shares of Common Stock, of which 705,000 shares are owned directly. As the Manager of JEC II and the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the 1,550,000 shares owned by JEC II and 250,000 shares owned by the Trust, respectively.

Percentage of Common Stock: Approximately 8.0%

b.	1. Sole power to vote or direct vote: 2,505,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 2,505,000

4. Shared power to dispose or direct the disposition: 0

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 2,505,000 shares of Common Stock owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own.

c.	Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of the Schedule 13D. All of such transactions were effected in the open market unless otherwise noted therein.

d.	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

e.	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and restated as follows:

On June 29, 2022, JEC II sold call options referencing an aggregate of 1,550,000 shares of Common Stock for $77,500.00. The call options have an exercise price of $2.50 per share and expire on August 19, 2022.

On June 29, 2022, Mr. Torok sold call options referencing an aggregate of 655,000 shares of Common Stock for $32,658.17. The call options have an exercise price of $2.50 per share and expire on August 19, 2022.

On July 1, 2022, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Amendment No. 1. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

The information contained in Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

99.2	Joint Filing Agreement, dated July 1, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2022

JEC II Associates, LLC

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Manager

The Heidi S. Shippell-Heiland 2008 Irrevocable Trust

By:	/s/ Michael Torok
Name:	Michael Torok
Title:	Trustee

/s/ Michael Torok
Michael Torok

SHEDULE A

Transactions in the Securities of the Issuer Since the Filing of the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/Sold		Price per Share ($)	Date of Purchase/Sale

JEC II ASSOCIATES, LLC

Sale of August 19, 2022 Call Options	1,550,000	*	$2.50 strike price	6/29/2022

MICHAEL TOROK

Sale of August 19, 2022 Call Options	655,000	*	$2.50 strike price	6/29/2022

* Represents shares of Common Stock underlying call options. These call options have an exercise price of $2.50 per share and expire on August 19, 2022.